UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

Recro Pharma, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

75629F109
(CUSIP Number)

Broadfin Capital, LLC 300 Park Avenue, 25th Floor New York, New York 10022 Telephone - (212) 808-2460
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ _ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

______________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	75629F109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Broadfin Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,236,025

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER

2,236,025

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,236,025

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.67%

14.	TYPE OF REPORTING PERSON

OO, IA

CUSIP No.	75629F109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Broadfin Healthcare Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,236,025

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER

2,236,025

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING	[_]
PERSON

2,236,025

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.67%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	75629F109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kevin Kotler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,236,025

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

2,236,025

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,236,025

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.67%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	75629F109

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, $.01 par value per share (the “Common Stock”), of Recro Pharma, Inc., a Pennsylvania corporation with its principal executive offices located at 490 Lapp Road, Malvern, Pennsylvania 19355 (the “Issuer”).

Item 2.	Identity and Background.

(a)-(c), (f)

This Schedule 13D is being filed jointly by (i) Broadfin Capital, LLC, a Delaware limited liability company, (ii) Broadfin Healthcare Master Fund, Ltd., an exempted company incorporated and existing under the laws of the Cayman Islands, and (iii) Kevin Kotler, a United States citizen (collectively, the “Reporting Persons”).

The principal business address of the Reporting Persons is 300 Park Avenue, 25th Floor, New York, New York 10022.

Kevin Kotler is the managing member of Broadfin Capital, LLC, an investment management firm that serves as the investment manager to Broadfin Healthcare Master Fund, Ltd.  The principal business of Broadfin Healthcare Master Fund, Ltd. is purchasing, holding and selling securities for investment purposes.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the working capital of Broadfin Healthcare Master Fund, Ltd.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons hold the securities described in Item 5 of this statement for investment purposes only.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)

As of the date hereof, Broadfin Capital, LLC, Broadfin Healthcare Master Fund, Ltd. and Kevin Kotler may be deemed to be the beneficial owner of 2,236,025 shares of Common Stock or 11.67% of the shares of the Common Stock of the Issuer, based upon the 19,156,851 shares of Common Stock outstanding as of March 1, 2018, according to the Issuer’s 10-K filed on March 2, 2018.

Each of Broadfin Capital, LLC, Broadfin Healthcare Master Fund, Ltd. and Kevin Kotler has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 2,236,025 shares of Common Stock.

Each of Broadfin Capital, LLC, Broadfin Healthcare Master Fund and Kevin Kotler has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 2,236,025 shares of Common Stock.

The transactions effected in the Common Stock in the last 60 days are set forth in Exhibit B and each transaction was an open-market transaction.

The aforementioned shares of Common Stock were acquired for investment purposes. Broadfin Capital, LLC and Broadfin Healthcare Master Fund, Ltd. may acquire additional securities of the Issuer, dispose of all or some of these securities from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of Common Stock.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item is not applicable.

Item 7.	Material to be Filed as Exhibits.

An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

A description of the transactions in the Common Stock that were effected by the Reporting Persons in the last 60 days is filed herewith as Exhibit B.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 15, 2018
(Date)

BROADFIN CAPITAL, LLC

By: /s/ Kevin Kotler
Kevin Kotler, Managing Member

KEVIN KOTLER
/s/ Kevin Kotler

BROADFIN HEALTHCARE MASTER FUND, LTD.

By: /s/ Kevin Kotler
Kevin Kotler, Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D/A, Amendment No. 6, dated March 15, 2018, relating to the Common Stock par value $0.01 of Recro Pharma, Inc. shall be filed on behalf of the undersigned.

March 15, 2018
(Date)

BROADFIN CAPITAL, LLC

By: /s/ Kevin Kotler
Kevin Kotler, Managing Member

KEVIN KOTLER
/s/ Kevin Kotler

BROADFIN HEALTHCARE MASTER FUND, LTD.

By: /s/ Kevin Kotler
Kevin Kotler, Director

Exhibit B

Transactions in Common Stock by the Reporting Persons

TRANSACTION	Trade Date	Quantity	Trade Price
SALE	3/13/2018	200,000	$10.07